FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Syngenta signs global commercial agreement with Novozymes”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contact: Paul Barrett Switzerland +41 61 323 2323	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, October 26, 2012

Syngenta signs global commercial agreement with Novozymes

•	Addition of a key biofungicide to complement Syngenta’s offer

•	Novel control of damaging diseases across various crops

•	Exclusive global marketing and distribution agreement

Syngenta and Novozymes today announced an exclusive global marketing and distribution agreement to commercialize Taegro®, a fermented biological fungicide based on a naturally occurring bacterium Bacillus subtilis. It offers growers broad-spectrum disease control at very low application rates in a variety of crops. Its multiple modes of action make it highly complementary to Syngenta’s extensive fungicide portfolio.

In April, Syngenta and Novozymes announced a global agreement to commercialize the Novozymes technology JumpStart®, a seed-applied biological that increases phosphate solubility in the soil.

John Atkin, Chief Operating Officer, said: “We are delighted to enter into another agreement to commercialize a Novozymes technology. Having worldwide commercial rights for Taegro will further strengthen our ability to offer high-performing integrated crop solutions.”

Thomas Videbæk, Executive Vice President Novozymes, commented: “This collaboration matches Syngenta’s global market strength and leading position within fungicides and integrated solutions with Novozymes’ deep know-how on sustainable, bio-based technologies.”

Expanding the existing registrations of Taegro in the U.S., the companies aim to offer the technology to growers around the world for use on a broad range of crops.

Financial details about the agreement were not disclosed.

Syngenta – October 26, 2012 / Page 1 of 2

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – October 26, 2012 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 26, 2012	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel